SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

  HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
______New Territories, Hong Kong________
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on June 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: June 23, 2004	By	/s/ ROLAND W. KOHL

Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier/Sophie Xu
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS LIMITED REPORTS STRONG
FISCAL YEAR-END RESULTS

—Fourth Quarter Sales Highest in Company's History—

     HONG KONG — June 23, 2004 — Highway Holdings Limited (Nasdaq: HIHO) today announced financial results for its fiscal periods ended March 31, 2004, reflecting a significant increase in sales and net income for both the fiscal fourth quarter and year.

     For the fourth quarter of fiscal 2004, net income increased more than three-fold to $408,000, or $0.12 per diluted share, from $134,000, or $0.05 per diluted share, a year ago. Net sales for the 2004 fiscal fourth quarter climbed 24.6 percent to $6.7 million from $5.4 million in fiscal 2003.

     For the full fiscal year, net income more than doubled to $982,000, or $0.30 per diluted share, compared with net income of $485,000, or $0.17 per diluted share, last year. Net sales for the same period increased 24.5 percent to $25.4 million from $20.4 million a year earlier.

"Results for fiscal 2004 reflect the second consecutive year of sales and earnings growth and the eighth consecutive growth quarter, with the fourth quarter representing the highest sales in the company's history -- a period that historically has been impacted by a two-week holiday for the Chinese New Year," said Roland Kohl, chairman and chief executive officer of Highway Holdings.

     Kohl attributed the company's solid performance to a strategic shift in early 2003, which leverages Highway Holdings' vertically integrated technology capabilities to design, manufacture and assemble complete components for global customers, rather than simply offering services for metal stamped parts.

     Kohl also attributed the company's strength and momentum to being more aggressive in terms of its overall marketing activities. In addition, the company continues to capitalize on its well known and highly respected Kienzle trademark, with further benefits expected moving forward from a reorganization in fiscal 2004 of its German marketing operation, Kienzle Uhrenfabriken GmbH.

     Gross profit for the fourth quarter increased 71.2 percent to $1.6 million from $952,000 last year. Gross profit as a percentage of sales for the fourth quarter of fiscal 2004 was 24.3 percent compared with 17.7 percent in the fiscal 2003 fourth quarter, reflecting product mix, an increase in the company's more profitable metal business and higher production efficiencies derived from larger production orders.

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TRIBECA PLAZA • 12233 WEST OLYMPIC BOULEVARD, SUITE 322-A • LOS ANGELES, CALIFORNIA 90064

TELEPHONE 310.442.9852

FACSIMILE 310.442.9855

Highway Holdings Limited
2-2-2

      Gross profit for the March 31, 2004, twelve-month period climbed 31.2 percent to $5.1 million from $3.9 million a year ago. Gross profit as a percentage of sales for the twelve months was 20.1 percent compared with 19.1 percent last year.

      Kohl noted that sales derived from the company's metal manufacturing division for fiscal 2004 increased by 26.5 percent. As a result, sales from metal manufacturing represented 58.3 percent of total sales, compared with 57.4 percent a year ago. Kohl attributed the division's growth to the ongoing benefits of its new strategy and an overall improved business environment.

      Sales for the company's camera division, which manufactures 35mm cameras and single-use cameras, grew approximately 22 percent for fiscal 2004. Camera sales represented 23.6 percent of total sales, compared with 24.1 percent a year ago.

      Sales of watches and clocks increased 21.4 percent, or $808,000, for fiscal 2004 over a year earlier. Nonetheless, Kohl said the sales performance did not meet the company's expectations. He attributed this to the weak marketing performance of Kienzle AG and Kienzle GmbH, the company's marketing office in Germany, which was recently reorganized.

      Selling, general and administrative expenses for fiscal 2004 increased by $496,000, or 13.3 percent, but decreased slightly as a percentage of total net sales to 16.6 percent from 18.3 percent in fiscal 2004 due to the greater increase in net sales in fiscal 2004. The increase in selling, general and administrative expenses reflects higher insurance costs, increased marketing activities, an increase in professional fees (due in part to the additional compliance procedures imposed by the U.S. Sarbanes-Oxley Act of 2002 and related regulations), and increased transportation costs.

     The combination of increased sales, improved gross margins as a percentage of sales and controlled selling, general and administrative expenses resulted in Highway Holdings generating operating income of $875,000 compared with $159,000 a year ago. Kohl said the company's balance sheet remains strong. At March 31, 2004, the company had working capital of $8.8 million, compared with $7.7 million at March 31, 2003. Total Shareholders' equity improved to $12.8 million from $11.9 million last year. The company's current ratio was 2.61:1 at March 31, 2004, with essentially no long-term debt.

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Highway Holdings Limited
3-3-3

About Highway Holdings:

      Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. It also manufactures clocks, clock movements and watches for sale under the company's own Kienzle Uhren brand name, as well as for unaffiliated companies. Additionally, Highway Holdings manufactures or produces other finished products, including single-use and 35mm cameras and certain electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

      Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company's various filings with the Securities and Exchange Commission, including without limitation the company's annual reports on Form 20-F.

# # #

(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)

	Quarter Ended		Twelve Months Ended
	(Unaudited)		(Audited)
	March 31,		March 31,
	2004	2003	2004	2003

Net sales	$6,712	$5,385	$25,356	$20,370
Cost of sales	5,083	4,433	20,262	16,488

Gross profit	1,629	952	5,094	3,882
Selling, general and administrative expenses	1,118	914	4,219	3,723

Operating income	511	38	875	159

Non-operating items
Interest expenses	(23)	(19)	(77)	(64)
Exchange gain (loss), net	(43)	38	278	344
Interest income	(1)	5	9	20
Other income	55	57	105	81

Total non-operating income (expense)	(12)	81	315	381

Affiliates
Impairment of investment in an affiliate	(109)	0	(109)	0
Equity in (loss) income of an affiliate	2	0	2	(5)

	(107)	0	(107)	(5)

Net income before income taxes	392	119	1,083	535
Income taxes	(16)	(15)	100	50

Net income before Minority Interest	$408	$134	$983	$485

Minority Interest	0	0	(1)	0

Net income after Minority Interest	$408	$134	$982	$485

Earnings per share - basic	$0.13	$0.05	$0.32	$0.17

Weighted average number of shares	3,030	2,903	3,030	2,902

Earnings per share -diluted	$0.12	$0.05	$0.30	$0.17

Weighted average number of shares	3,258	2,903	3,258	2,902

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	March 31	March 31
	2004	2003

Current assets
Cash and cash equivalents	$4,158	$3,148
Restricted cash	965	1,157
Short term investment	309	0
Accounts receivable, net of doubtful accounts	3,763	2,872
Inventories	4,394	4,572
Prepaid expenses and other current assets	639	254

Total current assets	14,228	12,003

Property, plant and equipment, net	3,780	3,657
Investment and advance in affiliate	7	109
Industrial property rights	673	725

Total assets	$18,688	$16,494

Current liabilities:
Short-term borrowings	$1,933	$1,156
Current portion of long-term debt	173	125
Accounts payable	2,296	1,917
Accrued mold charges	233	147
Accrual payroll and employee benefits	321	349
Payable to affiliate	0	109
Other liabilities and accrued expenses	420	447
Income tax payable	78	0

Total current liabilities	5,454	4,250

Long-term debt	212	105
Deferred income taxes	178	231
Minority interest	2	1

Shareholders’ equity:
Common shares, $0.01 par value
Authorized, 20,000,000 shares; issued 3,074,123 shares at March 31, 2004;
outstanding 3,036,323 shares at March 31, 2004	31	30
Additional paid-in capital	9,035	8,793
Retained earnings	3,955	3,210
Accumulated other comprehensive income	(126)	(73)
Treasury shares, at cost-37,800 shares	(53)	(53)

Total shareholders’ equity	12,842	11,907

Total liabilities and shareholders’ equity	$18,688	$16,494